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October 9, 2009

Mr. Thomas Kluck, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C.  20549

Re:

ARMOUR Residential REIT, Inc.

Amendment No. 3 to Registration Statement on Form S-4

File No. 333-160870

Dear Mr. Kluck:

On behalf of ARMOUR Residential REIT, Inc. (the "Company"), we hereby respond to the Commission Staff's comment letter dated October 8, 2009 regarding the Company's Amendment No. 2 to Registration Statement on Form S-4 filed on October 5, 2009 (the "Registration Statement").  Please note that the Company is simultaneously filing Amendment No. 3 to the Registration Statement ("Amendment No. 3").  Capitalized terms used but not defined in this letter are used as defined in Amendment No. 3.

Please note that for the Staff's convenience, we have recited the Staff's comments in boldface type and provided the Company's responses immediately thereafter.  For the Staff's convenience, reference in the responses to page numbers are to Amendment No. 3.

General

1.

We note your response to comment 1 of our letter dated October 2, 2009.  Your response does not address our concern regarding the specific act of Enterprise, Armour and their affiliates paying shareholders to change their votes. Please revise to discuss your ability under Delaware law to compensate certain shareholders that have voted against the proposals but not other similarly situated shareholders and how such action is fair to the shareholders that voted for the transaction.

With regard to the issue of actions to be take to change votes, Enterprise has been advised by Delaware counsel that although the issue of vote-buying is not completely settled under Delaware law, it is clear from caselaw that such actions are not per se prohibited.  The most recent Delaware cases addressing the issue have focused on (a) a corporation’s use of corporate assets (see for instance Hewlett v Hewlett-Packard Co.) and (b) adequate disclosure of actions by management when they are involved in attempting to secure a vote in connection with a proposed transaction (see for instance Portnoy v. Cryo-Cell International, Inc.).

(a) Corporation’s Use of Corporate Assets

With respect to the issue of a corporation’s use of corporate assets, the Delaware courts, adopting the earlier court-adopted defraud-or-disenfranchise test, have stated that corporate assets cannot be used to buy votes in a hotly contested proxy contest, unless it can be demonstrated that management’s vote-buying activity does not have a deleterious effect on the corporate franchise.

Mr. Thomas Kluck

United States Securities and Exchange Commission

October 9, 2009

In analyzing this point in the context of other SPAC transactions to date, Enterprise believes that purchases of Public Shares by Enterprise will not run afoul of the Delaware caselaw so long as Enterprise pays no more than the per-share conversion price that would be offered to a holder voting in connection with the transaction.  Because Enterprise will have to pay the per-share conversion price to any stockholder that votes against the merger and properly exercises their conversion rights, paying such holder the exact same amount to have them change their vote puts Enterprise in no worse a position and does not constitute a deleterious effect on the corporate franchise, and likewise puts the stockholder in no worse position for voting in favor of the merger.  Moreover, any stockholder who votes against the merger and properly exercises their conversion rights can get the conversion price, regardless of whether the transaction is approved, so there is no "harm" from the arrangement to any stockholder who otherwise wants to vote against the merger and be paid the conversion price.  Furthermore, this position would not be changed in any way if affiliates of Enterprise use their own funds to purchase shares to influence the vote – the key that the Delaware courts have focused on has been the use of the corporation’s assets to influence the vote – not those of insiders.  Accordingly, if affiliates use their own funds to purchase shares or influence a vote, this would not change a court’s analysis.

In the present case, the disclosure in the proxy statement/prospectus indicates that the maximum cash purchase price that will be offered by Enterprise to the holders of Public Shares for their shares will be the per share conversion price at the time the business combination is consummated.  Additionally, although Enterprise, ARMOUR and their respective affiliates may enter into transactions with potential investors or existing holders of Public Shares in order to induce them to purchase Public Shares and/or vote in favor of the merger proposal with respect to currently owned Public Shares, neither Enterprise nor ARMOUR would reimburse any individuals for the payments made by them in connection with such transactions.  Accordingly, there would be no further material economic cost to Enterprise as a result of such arrangements.  Accordingly, we believe the actions that Enterprise may engage in as described in the proxy statement/prospectus is consistent with the above-referenced caselaw and would not constitute vote-buying.

(b)  Adequate Disclosure of Actions by Management

With respect to the issue of adequate disclosure of actions by management when they are involved in attempting to secure a vote in connection with a proposed transaction, the Delaware courts have focused on full and fair disclose relating to all material information.  In such cases, the courts have concluded that the failure to adequately disclose all material information related to the insiders’ actions to influence the vote on a proposed transaction could lead a court to conclude that the insiders violated their fiduciary duties and therefore cause such court to consider whether it was necessary to negate the vote on such transaction.

In the present case, the proxy statement/prospectus presents full and fair disclosure of the details of all potential transactions that may be entered into by Enterprise, ARMOUR or their respective affiliates in connection with the proposed merger.  Details of the proposed merger are highlighted in both the summary section of the proxy statement/prospectus as well as in a separate section entitled “Actions That May Be Taken to Secure Approval of  Enterprise's Stockholders.”  Furthermore, Enterprise has committed to file a Current Report on Form 8-K to disclose any arrangement that is entered into or significant purchase or transfer made that would affect the vote on the proposed transaction.  Accordingly, Enterprise believes this is the type of disclosure that Delaware courts look to in determining whether potential transactions are adequately disclosed.

For the foregoing reasons, Enterprise does not believe the actions contemplated by the proxy statement/prospectus are problematic in relation to the vote-buying issues discussed with the Staff.  Nor does Enterprise believe that the actions contemplated present fairness issues under Delaware law, especially in light of the fact that any stockholder who feels aggrieved by such disclosed actions is free to vote against the proposed merger and exercise their conversion rights.

Mr. Thomas Kluck

United States Securities and Exchange Commission

October 9, 2009

2.

We note your response to comment 4 that you continue to believe that your market value is approximated by your per share conversion price and not your book value per share, post merger. You based your response on "comparable companies." Please identify the comparable companies that currently do not have any holdings but are trading. We may have further comment.

The publicly-traded comparable companies that the Company is referring to are: Annaly (NLY), MFA Mortgage Investments (MFA), Hatteras Financial (HTS), Capstead (CMO), Anworth (ANH), American Capital (AGNC), and Cypress Sharpridge (CYS).  These companies already have holdings, however, the Company believes that these are the proper comparables to use because management expects to have its capital fully deployed within two to four weeks after closing.  Also, the Company will be purchasing similar assets and employing similar hedging and swapping techniques, as well as utilizing leverage similar to these comparable companies, and paying out a similar dividend yield.  After numerous conversations with people within the industry, including investment bankers, investors, and research analysts, these are the companies to which the Company believes it will be compared.  Evidence of this is a recent research report dated October 1, 2009, issued by a Ladenburg Thalmann research analyst, which uses the aforementioned companies as comparables for the Company.

3.

We note the revised disclosure on pages 64 - 66 disclosing the limitations to the actions that may be taken to secure approval of the proposals. If you determine that you are not able to change enough votes to secure approval based on the current limitations and disclosed actions, please revise to clarify if Enterprise can determine it in the best interest of shareholders to deviate and engage in actions that are limited or not disclosed in this section. We may have further comment.

Enterprise has determined that it will be able to change enough votes to secure approval based on current limitations and disclosed actions and that it will not engage in actions that are limited by or not disclosed in the proxy statement/prospectus.

4.

We note your response to comment 6 that Enterprise does not currently anticipate borrowing money to purchase shares to change their votes. If they are able to engage in the noted action, it should be disclosed here. Please confirm if Enterprise is prohibited from such practice.

The disclosure on page 65 has been revised to clarify that while Enterprise has the ability to borrow funds to make purchases of Public Shares for its own account, Enterprise will not do so.

5.

We note your response to comment 7. Please revise to clarify if the disclosed amount assumes that all liabilities are covered by Enterprises' founders. If so, the disclosure should clarify what the liquidation amount would be if the founders are not able to cover the outstanding liabilities. Please also disclose what the total expenses would be from the date of Enterprise's IPO to the date of liquidation.

The disclosed amount, which has been revised to $9.98 per share as of October 5, 2009, does assume that all liabilities representing expenses above the cap of $2.4 million (from the Enterprise IPO prospectus) would be covered by Enterprise’s founders.  The amount would be $9.97 per share if Enterprise’s founders are not able to cover the outstanding liabilities representing expenses above the cap of $2.45 million.  The total expenses from the date of the Enterprise IPO to the date of liquidation would be approximately $2.8 million.  The disclosure on pages 8, 54, and 64 has been revised accordingly.

Mr. Thomas Kluck

United States Securities and Exchange Commission

October 9, 2009

6.

We note your response to comment 9 and the revised disclosure on page 5. In the section where you discuss the secondary charter proposal, please revise to discuss the process to implement this proposal.

The disclosure on page 53 has been revised to describe the timing of the implementation of the secondary charter proposal and to clarify the interaction between the secondary charter proposal and the merger proposal.  Enterprise has confirmed that under Delaware law the charter proposals can be voted upon immediately prior to the vote on the merger proposal, then the charter amendment can be filed immediately prior to the consummation of the merger.

How do I exercise my conversion rights, page 6

7.

We note your response to comment 14. Please revise to clarify the percentage of your outstanding shares that are eligible to be tendered via DWAC. Also, please revise the answer to "how do I vote," to clarify if shareholders would be able to submit and/or change votes electronically or telephonically. If not, please revise to clarify why such ability is not provided to shareholders.

The disclosure has been revised on page 6 to clarify that all Public Shares are DWAC-eligible and on page 8 to clarify that approximately 99% of streetname holders are able to submit and/or change votes electronically or telephonically.

Comparative Share Information, page 15

8.

We note your response to comment 18 that because you cannot predict the amount of payments to be made to shareholders to have them change their votes, you have assumed no payments would be made in determining the minimum number of shares outstanding. Please note that the assumption must be reasonable. To the extent you or Enterprise reserve the ability to pay shareholders to change their votes, you need to clarify how the minimum number outstanding is determined.

The disclosure on pages 21 and 22 has been revised to show the minimum share count if the total possible third party purchaser expense of $680,276 is incurred.  The pro forma has not been revised to account for this because the Company and Enterprise do not currently anticipate incurring this expense, and even if they do it represents less than 1% of the $100 million minimum proceeds in the maximum conversion scenario.

Unaudited Pro Forma Condensed Combined Financial Information, pages 16 to 22

9.

We note your response to prior comment 19. Please revise Note H to clarify that there is no incremental cost of compensation as a result of the modification of the warrants because the expected fair value per share of Armour common stock will be below the amended strike price of the warrants.

The disclosure in Note H on page 21 has been revised to clarify that there is no incremental cost of compensation as a result of the modification of the warrants because the expected fair value per share of ARMOUR common stock will be below the amended strike price of the warrants.

10.

We note your response to prior comment 20 and reissue our comment. It does not appear that the reduction in the underwriter fees is factually supportable. As such, please revise your pro forma financial information accordingly. If you are of the position that the reduction in underwriter fees is factually supportable then please provide a robust explanation of how you have reached this determination and tell us how you have addressed the reduction in underwriter fees within your audited annual and interim financial statements.

Mr. Thomas Kluck

United States Securities and Exchange Commission

October 9, 2009

Enterprise, Ladenburg and UBS have now entered into a letter agreement pursuant to which the aggregate deferred underwriting commissions to be paid to the underwriters upon consummation of the merger will be decreased to 3.0% of the trust value outstanding as of the date of the merger, which will be calculated based on the number of Public Shares that are not purchased by Enterprise pursuant to forward contracts or converted.  The disclosure has been revised accordingly on the proxy statement/prospectus cover page and on pages 2 and 61.

Background of the Merger, page 56

11.

We note your response to comment 25. It appears you are able to discuss the background of the negotiations of the potential deal without identifying the specific target. Please revise to discuss the efforts towards the noted potential merger candidate.

The disclosure on page 56 has been revised to provide additional background information regarding the negotiations with the unidentified potential acquisition candidate.

Prior experience of Sponsor Affiliate managing Agency Securities portfolio, page 106

12.

We note the additional disclosure provided in response to comment 33. In order to provide balanced disclosure, either here or in an appendix, please revise the operating results tabular disclosure from page 107 to provide it in a format similar to that requested by Table III of the Prior Performance Tables from Industry Guide 5. Such revision should include providing the disclosure in a yearly format. You can use footnotes to highlight the periods that apply specifically to investments of your target class.

The Company has undertaken to present pertinent operating results of a prior program with which one of the affiliates of its sponsor, ARRM, was associated.  Mr. Zimmer’s experience at Bimini Capital included managing a portfolio of assets substantially similar to the assets in which the Company will invest.  Mr. Zimmer is no longer associated with Bimini Capital and is not in a position to require Bimini Capital to provide information beyond that contained in Bimini Capital’s public filings, which have been incorporated by reference in the registration statement. In response to the Staff’s request, the Company has provided tabular disclosure that reflects the operating results of Bimini Capital for the full period Mr. Zimmer was associated with the company. The revised disclosure is set forth on pages 106-108..

13.

We note the revised disclosure that Bimini raised funds privately and publicly. Please revise to disclose the amount of funds raised privately and publicly. Also, disclose the amounts of leverage used in your operations.

The disclosure on page 106 has been revised to describe Bimini's capital raising efforts.  The requested leverage information appears in the table on page 107.

Description of Assets, page 111

14.

We note your response to comment 34 that agency securities will constitute all of your long-term investments. We also note the disclosure concerning cash positions. Please revise to clarify if that means you will not have any short-term investments other than the cash positions.

The disclosure on page 112 has been revised to clarify that the Company's short-term investments will consist of cash and cash equivalents.

Mr. Thomas Kluck

United States Securities and Exchange Commission

October 9, 2009

Trading and repurchase Agreement Services Relationship, page 112

15.

We note your response to comment 36. Please tell us if you will file the agreements controlling your relationship with AVM once they are executed.

The Company has not yet entered into definitive agreements with AVM, L.P., but anticipates that it will do so in the ordinary course of business at or promptly following completion of the proposed transaction with Enterprise.  In reviewing its proposed relationship with AVM, L.P., the Company does not believe that it will be substantially dependent upon AVM, L.P. for the services it proposes to acquire from AVM, L.P., as such services are available at competitive rates from other vendors. Accordingly, the Company does not expect to file its agreements with AVM, L.P., once they have been made final and entered into.  However, the Company will monitor its relationship with AVM, L.P., and in the event the situation changes, and it does become substantially dependent on these agreements, it will file them as required by Item 601(b)(10) of Regulation S-K.

Information about the Directors and Executive Officers, page 116

16.

Please revise the disclosure about Mr. Zimmer's experience with Bimini to disclose the decrease in assets under management up until his departure.

The disclosure on page 117 has been revised to disclose the decrease in assets under management prior to Mr. Zimmer's departure from Bimini.

17.

Please tell us the specific business activities of Litchfield Capital Holdings and its subsidiaries.

Litchfield Capital Holdings was an investment manager organized to provide investment advice to a Guernsey fund that intended to invest on a leveraged basis in high and intermediate-grade non-Agency residential mortgage-backed securities.  The fund ultimately did not so invest upon advice of Litchfield due to changes in the residential mortgage-backed securities marketplace during the period (late 2006 to mid-2008) the investments were being considered.

Conflicts of Interest relating to ARRM and Armour, page 128

18.

We note your response to comment 41 and the revised disclosure that you and ARRM will not engage in transactions with each other. Please revise to clarify if that also means you will not engage in any transactions with affiliates of ARRM.

The disclosure on page 130 has been revised to include affiliates of ARRM.

Exhibit 8.1

19.

We note that counsel has examined and relied upon representation certificates. Please note that it is only appropriate to assume and rely upon factual representations that are not readily ascertainable. Please have counsel revise this opinion accordingly.

The tax opinion of Akerman Senterfitt, filed as Exhibit 8.1, has been revised as requested.

Mr. Thomas Kluck

United States Securities and Exchange Commission

October 9, 2009

20.

Please have counsel revise the opinion to explicitly state that they are consenting to your use of their opinion in connection with this registration.

The tax opinion of Akerman Senterfitt, filed as Exhibit 8.1, has been revised as requested.

* * *

In connection with responding to the Staff's comments, we acknowledge (1) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing from you regarding Amendment No. 3.  If you have any questions, please call me at (305) 982-5658.

Sincerely,

/s/ Bradley D. Houser